John Hancock Financial Services

197 Clarendon Street, C-1

Boston, Massachusetts 02116

(617) 572-0313

Fax: (617) 572-9161

E-mail: kciccarelli@jhancock.com

Kimberly Ciccarelli

Assistant Vice President and Senior Counsel

US Insurance Law

VIA EDGAR

October 7, 2008

Alison White, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company of New York Separate Account B
Pre-Effective Amendment No. 1
File Nos. 811-8329 and 333-151631

Dear Ms. White:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(2)(i) of Regulation S-T, is Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of John Hancock Life Insurance Company of New York Separate Account B (“Registrant”) relating to the Majestic VULX (“MVULX”) product.

The purpose of this filing is to incorporate SEC Staff comments, conveyed by telephone on September 11, 2008 and on September 17, 2008, to the initial registration statement filed June 13, 2008 (Accession No. 0001193125-08-133282), add exhibits and financial statements and to otherwise complete the filing.

1.	Portfolio Annual Expenses - Contractual Waivers

Please do not reflect the contractual waivers expiring in May, 2009 in the fee tables.

RESPONSE: We have complied with this request.

2.	Early Lapse Protection

In the third paragraph of the section, please indicate how, if at all, a change in the Early Lapse Protection Premium will affect an insured in the situations listed.

RESPONSE: We have revised the disclosure in the third paragraph of the Early Lapse Protection section of the prospectus by adding the following new sentences:

A change in the Early Lapse Protection Premium may impact the cumulative premium test described below for determining whether or not the Base Face Amount is protected from lapsing. We will inform you of any change to the Early Lapse Protection Premium resulting from such change. The revised Early Lapse Protection Premium will be effective from the date of the change. For the purpose of performing the cumulative premium test, we will use the Early Lapse Protection Premium in effect as of the Policy Date up to the change, including any revised premium in effect as of the date of a prior change.

3.	Transaction Fees

In the third paragraph, please clarify that any increase in premium charge above that stated in the table will be attributable to an increase in the tax rate assessed in a contract owner’s state of residence.

RESPONSE: Any increase in the premium charge beyond the rate stated in the Transaction Fees Table would require state approval and therefore the filing of a new policy form with the insurance departments in which we are regulated. Upon further consideration, we believe this disclosure is not accurate or relevant to a prospective purchaser and have deleted the referenced section as shown below.

~~We reserve the right to increase the premium charge beyond the level indicated on the Transaction Fees table in order to correspond with changes in state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy. Currently, state premium taxes range from 0% to 3.5% based on your state and municipality of residence.~~

4.	The Fixed Account

Please revise the last sentence of the second paragraph to state that disclosures regarding fixed accounts “are” rather than “may be” subject to Federal securities laws.

RESPONSE: We have revised the disclosure in the last sentence of the second paragraph under the “Fixed account” section of the prospectus as follows:

Disclosure regarding fixed accounts, however, is subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

5.	Reinstatement

Please delete the second sentence of the third paragraph, which requires a review of the policy. The variations should be specified.

RESPONSE: We have deleted the second sentence of the third paragraph under the “Reinstatement” section of the prospectus.

6.	Accelerated Benefit Rider

Please indicate the terms and condition applicable to the benefit, rather than referencing the rider.

RESPONSE: We have revised the disclosure for the “Accelerated Benefit Rider” as follows:

This rider provides for acceleration of payment of a portion of the death benefit should the insured person become terminally ill and have a life expectancy of one year or less. You must meet the following conditions before we pay the benefit.

•	You must provide written evidence satisfactory to us that the life insured is terminally ill and has a life expectancy of one year or less.

•	We must have a signed consent of any irrevocable beneficiary and any assignee.

•	You must claim the benefit voluntarily. We will not pay the benefit if you are claiming it to satisfy creditors or for government benefits.

If you satisfy the above conditions, we will pay you 50% of the eligible death benefit, up to a maximum of $1,000,000 on the life insured. We will not make a payment if it would be less than $10,000. Payment of the benefit will reduce your death benefit and any cash value or loan value under your policy. You should consult your tax adviser and social service agencies before you decide to receive the benefit under this rider. This rider is only available with policies that are individually owned.

7.	Delay for Check Clearance

Please clarify that payment will not be delayed beyond the date that a check is cleared.

RESPONSE: We have added the following sentence to the “Delay for check clearance” section of the prospectus:

We will not delay payment longer than necessary for us to verify a check has cleared the banking system.

8.	Part C

Please file actual agreements, rather than forms of agreement. See Rule 483. Also, please file all reinsurance agreements related to the contracts as they are required by Item 26(g) of Form N-6.

RESPONSE: We have complied with this request.

With respect to Item 26(c), which requires filing of agreements between the principal underwriter or depositor and dealers, we identified numerous agreements that are substantially identical in all material respects except as to the parties, dates of execution and other non-material details. In compliance with Rule 483(d)(2) we have submitted a specimen Selling Agreement with a schedule identifying the other documents omitted.

Representation

Registrant acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Request for Acceleration

We hereby request an order to accelerate the effectiveness of the above-referenced amendment to October 7, 2008 or as soon as possible thereafter. The Registrant has authorized us to hereby state to the Commission on its behalf that it is aware of its obligations under the Securities Act of 1933.

If you have any questions about the enclosed documents, please call me at (617)-572-0313. Thank you.

Sincerely,

/s/ Kimberly S. Ciccarelli
Kimberly S. Ciccarelli

Enclosures